

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 22, 2008

Mr. Stephen W. Carnes
Chief Executive Officer
Renovo Holdings
1375 Semoran Blvd.
Casselberry, FL 32707

> **RE: Renovo Holdings**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-QSB for the Period Ended March 31, 2008**
> **File No. 0-49634**

Dear Mr. Carnes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 12

Disclosure Controls and Procedures

1.   We note your disclosure that a control system can provide only reasonable, not
        absolute, assurance that the objectives of the control system are met. Due to
        inclusion of your reasonable assurance language, if you conclude that your
        disclosure controls and procedures are effective, please disclose that they are
        effective <u>at the reasonable assurance level</u> in ensuring that information required to
        be disclosed in the reports you file or submit under the Exchange Act is:

        ·   recorded, processed, summarized and reported within the time periods
                specified in the Commission's rules and forms; and

        ·   accumulated and communicated to your management, including your
                principal executive and financial officer, to allow timely decisions regarding
                required disclosure.

Internal Control over Financial Reporting

2.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2007. Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ·   the Commission's release Amendments to Rules Regarding Management's
                Report on Internal Control Over Financial Reporting (Securities Act Release
                8809/Financial Reporting Release 76). You can find this release at
                http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ·   the Commission's release Commission Guidance Regarding Management's
                Report on Internal Control Over Financial Reporting Under Section 13(a) or
                15(d) of the Securities Exchange Act of 1934 (Securities Act Release
                8010/Financial Reporting Release 77). You can find this release at
                http://sec.gov/rules/interp/2007/33-8810.pdf; and

·   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibit 31

3.   In future Form 10-K and 10-Q filings, including any amendments, please exclude the words "annual" or "quarterly" from paragraphs two and three of your certifications and reference only the "report." Please also replace "Renovo Holdings" with "the registrant" in paragraphs 3, 4, and 5. The certifications should be worded exactly as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-QSB for the Period Ended March 31, 2008

Form Type

4.   We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief